

September 24, 2014

Via E-mail
Michael J. Ulrich
Vice President
The Bank of New York Mellon Trust Company, N.A., Trustee
Global Corporate Trust
919 Congress Avenue
Austin, Texas 78701

> **Re:** **VOC Energy Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 13, 2014**
> **File No. 1-35160**

Dear Mr. Ulrich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 6

Reserves, page 16

1. Please tell us if the natural gas and oil production figures presented on page 17 represent the sales volumes of these products pursuant to Instruction 2 to Item 1204 of Regulation S-K. If not, please expand your presentation to provide a tabular summary of the annual production by final product sold for each of the periods presented on page 17. Also tell us and, if applicable, expand your disclosure to provide the production by final product type sold for each field that contains 15% or more of your total proved reserves based on oil-equivalent-barrels to comply with Item 1204(a) of Regulation S-K.

<u>Producing Acreage and Well Counts, page 19</u>

2.   Based on the tabular disclosure provided on page 17, it appears that approximately 13%
        of your total proved reserves at December 31, 2013 are proved undeveloped. However,
        your disclosure on page 19 indicates that none of your acreage is undeveloped. Please
        refer to the disclosure requirements for undeveloped acreage in Item 1208(b) of
        Regulation S-K and modify your disclosures as necessary to resolve any inconsistencies
        or to otherwise clarify the reasons for this apparent lack of correlation.

        Also, note that Item 1208(b) of Regulation S-K requires disclosure relating to the
        expiration dates of material amounts of your undeveloped acreage. Please tell us whether
        additional disclosure is required, and if so, incorporate the additional information in your
        revised presentation.

3.   We note the disclosure on page 20 of the $7.32 million in capital expenditures
        "associated with proved undeveloped reserves for the year ended December 31, 2013."
        Please revise your disclosure to clarify if all or only a part of the $7.32 million in capital
        expenditures was incurred to convert proved undeveloped reserves to proved developed
        status. Refer to Item 1203(c) of Regulation S-K.

4.   Based on the tabular disclosure provided on page 17, it appears that your proved
        undeveloped reserves increased by 135 MBoe or approximately 17% during the year
        ended December 31, 2013. Item 1203(b) of Regulation S-K requires that registrants
        "[d]isclose material changes in proved undeveloped reserves that occurred during the
        year, including proved undeveloped reserves converted to developed reserves." Please
        expand your disclosure to provide the material changes in the net quantities of your
        reserves relating to all causes such as revisions of previous estimates, improved recovery,
        extensions and discoveries, purchases or sales of minerals in place in addition to the
        amounts converted during the year from proved undeveloped to proved developed status.
        Also include, as part of your revised disclosure, a narrative explanation of such changes
        and, if applicable, a discussion of any reserves that remain undeveloped for five years or
        more after initial booking to comply with Item 1203(d) of Regulation S-K.

<u>Major Producing Areas, page 21</u>

5.   We note the figures relating to the total proved reserves and pre-tax PV-10% disclosed on
        page 21 and the sum of the proved reserves for Kansas and Texas disclosed elsewhere on
        page 22 do not appear to correspond to the presentation of such information in the
        referenced "reserve report" filed as Exhibit 99.1. Please modify your disclosures as
        necessary to resolve any inconsistencies or to otherwise clarify the reasons for this
        apparent lack of correlation.

Notes to Financial Statements

Note K – Disclosures about Oil and Gas Activities, page 64

Estimated Quantities of Oil and Gas Reserves, page 65

6.   Please revise your disclosure to include an explanation of significant changes in reserve quantities as required by FASB ASC 932-235-50-5. In addition, please revise to include a column showing the total reserve quantities consistent with the example disclosure per FASB ASC 932-235-55-2.

Changes in Standardized Measure of Discounted Future Net Cash Flows from Proved Oil and Gas Reserves, page 66

7.   We note that your disclosure of changes in standardized discounted cash flows includes an adjustment for "changes in production rates, timing and other." Please provide us with a description of the nature of this adjustment and tell us how you considered providing additional explanatory disclosure in your filing. Refer to FASB ASC 932-235-50-35 and 932-235-50-36.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters and John Hodgin at (202) 551-3699 if you have questions regarding comments on the engineering related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief